

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-mail
C. Mark Hussey
Executive Vice President, Chief Financial Officer and Treasurer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, Illinois 60607

> **Re: Huron Consulting Group Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 21, 2013**
> **File No. 000-50976**

Dear Mr. Hussey:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition, page 24

Year Ended December 31, 2012 compared to Year Ended December 31, 2013, page 35

Other Expense net, page 37

1) Please tell us the nature of the investments used to fund your deferred compensation plan and where these investments have been included in your financial statements.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

14. Equity Incentive Plans, page F-28

2) We note your disclosure of total share based compensation costs recognized for the years ended December 31, 2012, 2011 and 2010. Please tell us how these amounts reconcile to those presented on your Consolidated Statements of Stockholder's Equity and Cash Flows.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney Advisor, at (202) 551-3789 or Stacie Gorman, Attorney Advisor at (202) 551-3585 with regard to legal comments.

                                    Sincerely,

                                    /s/ Robert F. Telewicz Jr.

                                    Robert F. Telewicz Jr.
                                    Senior Staff Accountant